UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

Commission File Number: 001-33153

ENDEAVOUR SILVER CORP.

(Translation of registrant's name into English)

Suite 800 - 850 West Hastings Street

Vancouver, British Columbia, Canada, V6C 1E1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

 Form 20-F      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

LIST OF EXHIBITS

Exhibit No.	Description
1	Endeavour Silver Corporation's Consolidated Financial Statements (Restated) for the Six Months Ended June 30, 2006
2	Management's Discussion and Analysis for the Six Months Ended June 30, 2006
3	Code of Business COnduct and Ethics Effective October 31, 2006
4	Press Release Dated November 2, 2006
5	Press Release Dated November 14, 2006
6	Press Release Dated November 27, 2006
7	Material Change Report Dated November 30, 2006
8	Press Release Dated December 7, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Endeavour Silver Corp.
(Registrant)

Date: March 28, 2007	By:	/s/ Philip Yee

Philip Yee
	Title:	Chief Financial Officer

EXHIBIT NO. 1

Consolidated Financial Statements

(Restated)

Second Quarter Report

June 30, 2006

(Unaudited)

ENDEAVOUR SILVER CORP.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(expressed in thousands of Canadian dollars)

Notes	June 30, 2006 (Unaudited) (Restated - Note 13)	December 31, 2005
ASSETS			
CURRENT			
Cash and cash equivalents		$ 36,885	$ 18,561
Receivables and prepaids		4,622	1,739
Marketable securities	4	1,580	-
Inventory	5	2,770	-
		45,857	20,300
NON-CURRENT			
Due from related parties		-	5,688
Plant and equipment	6	4,559	287
Mineral properties	7	10,664	4,125
		15,223	10,100
		$ 61,080	$ 30,400
LIABILITIES			
CURRENT			
Accounts payable and accrued liabilities		$ 1,902	$ 1,343
Income tax payable		1,253	-
LONG-TERM			
Asset retirement obligations	3 and 8	768	-
Future income tax liability	3	2,074	-
Non-controlling interests		895	-
		6,892	1,343
SHAREHOLDERS' EQUITY			
Share capital	9(a)	65,155	39,706
Contributed surplus	9(c)	5,862	2,558
Deficit		(16,829)	(13,207)
		54,188	29,057
		$ 61,080	$ 30,400

Nature of operations	1
Commitments and contingencies	7
Subsequent events	3, 7, 9

Endeavour Silver Corp.	Page 2

ENDEAVOUR SILVER CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited)

(expressed in thousands of Canadian dollars, except per share amounts)

Refer to the accompanying notes to the unaudited consolidated financial statements.

Endeavour Silver Corp.	Page 3

ENDEAVOUR SILVER CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(expressed in thousands of Canadian dollars)

Refer to the accompanying notes to the unaudited consolidated financial statements.

Endeavour Silver Corp.	Page 4

ENDEAVOUR SILVER CORP.

Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2006

(Unaudited)

(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

1.	NATURE OF OPERATIONS

Endeavour Silver Corp. (the “Company”) was incorporated under the laws of the Province of British Columbia on March 11, 1981 and its principal business activities are the acquisition, exploration, development and exploitation of mineral properties.

In March 2005, the Company changed its fiscal year-end from February 28 to December 31. Accordingly, for purposes of the consolidated statements of operations and cash flows, the comparative periods are for the three and six months ended May 31, 2005.

The Company has acquired interests in mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable, with the exception of reserves which the Company has identified. The recoverability of amounts capitalized for mineral properties is normally dependent upon the existence of economically recoverable reserves in its mineral properties, the ability of the Company to arrange appropriate financing to complete the development of its properties, confirmation of the Company’s interest in the underlying properties, the receipt of necessary permitting and upon future profitable production or proceeds from the disposition of these interests.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred significant operating losses to date. At June 30, 2006, the Company had working capital of approximately $42.7 million, which is expected to be sufficient to fund its operations in the next fiscal year. Management recognizes that the Company may need to generate additional financial resources in order to meet its planned business objectives beyond the next fiscal year. The Company has financed its activities principally by the sale of equity securities (Note 9(b)). The Company’s ability to continue as a going concern may be dependent on the Company’s ability to raise equity financing and the attainment of profitable operations. However, there can be no assurances that the Company will continue to obtain adequate additional financing and/or achieve profitability or positive cash flows. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP) for the presentation of interim financial information. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with Canadian GAAP have been omitted. These consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the ten months ended December 31, 2005 included in the Company’s Annual Report filed with the appropriate securities commissions.

In the opinion of management, all adjustments (which include reclassification and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated results of operations and consolidated cash flows at June 30, 2006 and for all periods presented, have been made. The results of operations for the six month period ended June 30, 2006 are not necessarily indicative of the results for the full year ending December 31, 2006.

These consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated.

Endeavour Silver Corp.	Page 5

ENDEAVOUR SILVER CORP.

Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2006

(Unaudited)

(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

2.	SIGNIFICANT ACCOUNTING POLICIES	(continued)

(b)	Cash and cash equivalents

Cash and cash equivalents consist of deposits in banks and highly liquid investments with an original maturity of ninety days or less.

(c)	Marketable securities

Marketable securities include investments in shares of companies and other investments capable of reasonably prompt liquidation. Share investments are carried at the lower of cost and quoted market value at the reporting date. Short-term deposits and other short-term investments are carried at the lower of cost plus accrued interest and quoted market value.

(d)	Inventories

Stockpiles are valued at the lower of production cost to produce saleable metal and net realizable value. Materials and supplies are valued at the lower of cost and replacement cost.

(e)	Plant and equipment

Plant and equipment are recorded at cost and are amortized using the straight-line method at rates varying from 5% to 30% annually.

(f)	Mineral properties

Amounts shown as mineral properties have been capitalized on an area of interest basis and include direct costs of acquiring, maintaining and exploring properties, the costs of structures and equipment which are employed directly in the exploration process and other direct costs related to specific properties. All other costs, including administrative overhead, are expensed as incurred.

Management periodically reviews the carrying value of its mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, anticipated future prices, anticipated future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the general likelihood that the Company will continue exploration. The Company does not set a pre-determined holding period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are appropriate.

If any area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

The accumulated costs of mineral properties that are developed to the stage of commercial production are amortized using the units of production basis.

(g)	Share capital

Common shares issued for consideration other than cash are valued based on their market value over a reasonable period before the date of the agreement to issue shares was reached and announced.

Endeavour Silver Corp.	Page 6

ENDEAVOUR SILVER CORP.

Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2006

(Unaudited)

(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

2.	SIGNIFICANT ACCOUNTING POLICIES	(continued)

(h)	Revenue recognition

Estimated mineral revenue, based upon prevailing metal prices, is recognized upon delivery when title and risk of ownership of metals or metal bearing concentrate passes to the buyer and when collection is reasonably assured. Estimated revenue is subject to adjustment upon final settlement of estimated metal prices, weights and assays.

(i)	Stock-based compensation

The Company has a share option plan which is described in Note 9(d). The Company records all stock-based compensation for options using the fair value method. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period. The offset is credited to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(j)	Asset retirement obligations

The Company has adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110 “Asset Retirement Obligations” (“HB 3110”). This standard recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the accretion of discounted underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

(k)	Loss per share

Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average number of shares outstanding during the period. For all periods presented, loss available to common shareholders equals the reported loss. The Company uses the treasury stock method for calculating diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In the Company’s case, diluted loss per share presented is the same as basic loss per share as the effect of outstanding options and warrants in the loss per share calculation would be anti-dilutive.

(l)	Foreign currency translation

The Company uses the Canadian dollar as its reporting currency, and accounts denominated in currencies other than the Canadian dollar have been translated as follows:

•	Revenue and expense items at the rate of exchange in effect on the transaction date;
•

Non-monetary assets and liabilities at historical exchange rates, unless such items are carried at market, in which case they are translated at the exchange rate in effect on the balance sheet date; and

•	Monetary assets and liabilities at the exchange rate at the balance sheet date.

Exchange gains and losses are recorded in the statement of operations in the period in which they occur.

Endeavour Silver Corp.	Page 7

ENDEAVOUR SILVER CORP.

Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2006

(Unaudited)

(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

2.	SIGNIFICANT ACCOUNTING POLICIES	(continued)

(m)	Use of estimates

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to impairment of mineral properties, measurement of stockpile inventory, determination of asset retirement obligations, valuation allowances for future income tax assets, and assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from those estimates.

(n)	Fair value of financial instruments

The fair values of the Company’s cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximate their carrying values due to their short terms to maturity. It is not practicable to determine the fair values of amounts due from related parties due to their related party nature and the absence of a secondary market for such instruments.

(o)	Comparative figures

Certain of the prior periods’ comparative figures have been reclassified to conform to the presentation adopted in the current period.

3.	BUSINESS ACQUISITION

On January 28, 2006, the Company completed the acquisition of 51% of the outstanding shares of Minera Santa Cruz y Garibaldi SA de C.V (“Minera Santa Cruz”) on completion of cash initial payments totalling US$1,275,714. Prior to December 31, 2005, the Company had accounted for its 51% option interest in Minera Santa Cruz as an interest in mineral properties on its balance sheet. The Company has accounted for this acquisition using the purchase method of accounting and the accounts of Minera Santa Cruz have been consolidated with those of the Company effective January 28, 2006.

Also on January 28, 2006, the Company completed the acquisition of a 51% interest in a processing plant from an unrelated party upon payment of initial payments totalling US$2,285,715 and had the option to purchase the remaining 49% interest for US$1.7 million by January 2008 (Note 7(a)). Prior to December 31, 2005, the Company had accounted for its 51% option interest in the processing plant as an interest in mineral properties on its balance sheet. The Company has accounted for this acquisition as a purchase of an asset and accordingly has reclassified amounts previously recognized as mineral properties to plant and equipment.

In July 2006, the Company acquired the remaining 49% interest in the processing plant through the acquisition of 100% of the shares of Metalurgica Guanacevi, S.A. de C.V. (“Metalurgica”) for US$2.2 million comprised of cash and units of the Company, subject to regulatory approval. The Company will pay US$437,774 in cash and will issue 671,557 units at a deemed price of US$2.66 (CAD$3.02) per unit, subject to regulatory approval. Each unit is comprised of one common share and one-quarter of a common share purchase warrant; each full warrant can be exercised to purchase one common share at an exercise price of CAD$3.70 within one year of the closing date of the acquisition.

The following table sets forth a preliminary allocation of the purchase price to assets and liabilities acquired, based on preliminary estimates of fair value. Final valuation estimates of mineral properties, contingencies, future income tax assets/liabilities, and asset retirement obligations are not yet complete due to inherent complexity associated with the valuations. The purchase price allocation is preliminary and subject to adjustment over the course of 2006 on completion of the valuation process and analysis of resulting tax effects, such adjustments could be material to these financial statements.

Endeavour Silver Corp.	Page 8

ENDEAVOUR SILVER CORP.

Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2006

(Unaudited)

(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

3.	BUSINESS ACQUISITION	(continued)

The preliminary fair value of assets and liabilities acquired and the consideration paid is as follows:

Fair market value of assets acquired:

Consideration given:

4.	MARKETABLE SECURITIES

The quoted market value of shares of companies is approximately $1.7 million at June 30, 2006.

Endeavour Silver Corp.	Page 9

ENDEAVOUR SILVER CORP.

Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2006

(Unaudited)

(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

5.	INVENTORIES

6.	PLANT AND EQUIPMENT

7.	MINERAL PROPERTIES

(a)	Guanacevi Project (Durango, Mexico)

In May 2004, the Company entered into option agreements to acquire a 100% interest in the producing Santa Cruz silver-gold mine, certain mining concessions and the Guanacevi mineral processing plant, all located in Durango, Mexico. In February 2004, the Company advanced US$100,000 to the vendors in connection with these agreements.

The option agreement provides that the acquisition of the mine will be accomplished through the acquisition of all the issued and outstanding shares of Minera Santa Cruz. As at December 31, 2005, the Company made advance payments totalling $1,097,773 (US$852,143). On January 28, 2006, the Company completed the acquisition of 51% of the outstanding shares of Minera Santa Cruz on completion of initial payments totalling US$1,275,714. The remaining 49% of the shares of Minera Santa Cruz can be acquired by January 28, 2008 through annual payments totalling US$1,275,716.

In May 2004, the Company also entered into an option agreement to acquire mining concessions from Minera Santa Cruz for a total cost of US$448,571. To February 28, 2005, the Company made advance payments totalling $558,548 (US$428,571), and during the period ended December 31, 2005, a further advance payment of US$5,000 was made. The Company acquired a 51% beneficial ownership interest in the mining concessions on January 28, 2006 on completion of initial payments totalling US$438,571. The remaining 49% beneficial ownership interest in the mining concessions can be acquired by January 28, 2008 through annual payments totalling US$10,000.

Also in May 2004, the Company entered into an option agreement to acquire a processing plant from Metalurgica for a total cost of US$4,000,000. To December 31, 2005, the Company made advance payments totalling $2,208,429 (US$1,714,286). The Company acquired a 51% beneficial ownership interest in these assets on January 28, 2006 on completion of initial payments totalling US$2,285,715. The remaining 49% beneficial ownership interest in the processing plant can be acquired by January 28, 2008 through annual payments totalling US$1,714,285.

On January 28, 2006, the Company made payments totaling US$1,000,000, thereby converting its 51% option interest into a fully vested 51% interests in Minera Santa Cruz and in the processing plant.

In July 2006, the Company acquired the remaining 49% interest in the processing plant through the acquisition of 100% of the shares of Metalurgica for US$2.2 million comprised of cash and units of the Company (Note 3).

Endeavour Silver Corp.	Page 10

ENDEAVOUR SILVER CORP.

Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2006

(Unaudited)

(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

7.	MINERAL PROPERTIES	(continued)

(a)	Guanacevi Project (Durango, Mexico) (continued)

In June 2005, the Company acquired nine silver mining properties in the Guanacevi district, Durango, Mexico, from Industrias Peñoles S.A. de C.V. (“Peñoles”). Six of these properties form part of the producing Santa Cruz silver mine. This transaction effectively allows the Company to acquire the outright ownership of the six mineral concessions as well as a 4.5% net proceeds royalty from Peñoles. The Company will be required to send all mineral production from these properties to the Peñoles smelter in Torreon, Mexico, for smelting and refining. Peñoles will retain a 3% net proceeds royalty on future production after deduction of all shipping and smelting costs, including taxes and penalties if any. The Company has also formed a strategic alliance with Peñoles to acquire additional mining properties in Mexico. Peñoles has agreed to provide the Company with access to information on its portfolio of mineral concessions throughout Mexico. On each additional Peñoles property made available to the Company to acquire, a purchase price may be negotiated, payable in common shares of the Company. If the Company acquires additional properties from third parties introduced by Peñoles, the Company will pay Peñoles a 5% fee on the cash purchase price, also payable in common shares of the Company. If Peñoles acquires property from a third party introduced by the Company, Peñoles will pay the Company a 5% fee on the cash purchase price. In compensation for the nine mining properties acquired and certain mining equipment located thereon and the formation of the strategic alliance, the Company issued 1,000,000 units to Peñoles in July 2005; each unit consisted of one common share and one warrant to purchase an additional common share at $2.10 until July 22, 2006 and thereafter at $2.30 until July 22, 2007. The fair value of the warrants was determined to be $260,000 which was included in mineral properties; the fair value was based on an expected stock price volatility of 54.45%, expected life of 1 year and an estimated risk-free rate of 1.28%.

In July 2005, the Company entered into an option agreement to acquire a 100% interest in two silver properties, Porvenir Dos and La Sultana, in the Guanacevi District, Durango, Mexico, for payments totalling US$137,500 of which US$37,500 was paid during the period ended December 31, 2005, and the balance of US$100,000 is payable on December 30, 2006.

In August 2005, the Company entered into an option agreement to acquire a 100% interest in four silver properties, La Prieta, El Aguaje de Arriba, Ampliacion El Aguaje de Arriba and La Plata, in the Guanacevi District, Durango, Mexico, for US$100,000 of which US$15,000 had been paid during the period ended December 31, 2005 and US$15,000 was paid subsequent to December 31, 2005 and the balance of US$70,000 is payable on August 5, 2007.

In October 2005, the Company acquired a mining lease from Minera Tayahua, S.A. de C.V., on the El Porvenir property, Guanacevi district, Durango, Mexico. Under the lease agreement, the Company holds the exclusive right to mine the El Porvenir property for a 5-year period, which can be extended for another 5 years, by mutual agreement. The Company has agreed to mine El Porvenir at the rate of between 9,000 tonnes and 27,000 tonnes per quarter and to pay a 3% net smelter royalty from production. To maintain its rights, the Company must spend at least US$100,000 each quarter on all exploration, development and mining costs, and also must spend a further US$500,000 on exploration and exploitation costs by October 11, 2006.

(b)	Other properties

In August 2006, the Company acquired an option to purchase a 100% interest in the Minas Nuevas properties, Chihuahua, Mexico, for US$3 million in cash payments over a 30 month period. The Company also acquired an option to purchase two additional properties in the same district for US$850,000 in cash payments over a 3 year period.

(c)	Mineral property contingencies

Management believes the Company has diligently investigated rights of ownership of all of the mineral properties to a level which is acceptable by prevailing industry standards with respect to the current stage of development of each property in which it has an interest and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

Endeavour Silver Corp.	Page 11

ENDEAVOUR SILVER CORP.

Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2006

(Unaudited)

(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

8.	ASSET RETIREMENT OBLIGATIONS

The Company’s asset retirement obligations consist of reclamation and closure costs for its 51% interest in an operating mine and in a processing plant. The present value of obligations relating to active mines is currently estimated at $768,000. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs. Changes to the reclamation and closure cost balance during the period are as follows:

Reclamation and closure cost obligations

9.	SHARE CAPITAL

(a)	Authorized and issued

Authorized share capital consists of unlimited common shares without par value.

As at June 30, 2006, a total of 93,750 common shares are held in escrow, the release of which is subject to regulatory approval.

Details of shares issued are as follows:

Endeavour Silver Corp.	Page 12

ENDEAVOUR SILVER CORP.

Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2006

(Unaudited)

(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

9.	SHARE CAPITAL (continued)

(b)	Private placements

In March 2006, the Company entered into an agreement with certain agents in a best efforts private placement offering of up to 5 million special warrants at $4.50 per special warrant for gross proceeds of up to $22.5 million. An over-subscription option allowed for up to an additional 2 million special warrants for additional proceeds of $9 million. On April 24, 2006, the Company closed the placement for 5.11 million special warrants, for gross proceeds of $22,995,000. Each special warrant was comprised of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant is exercisable to purchase one common share at a price of $5.25 until October 24, 2007. The Company filed its prospectus on May 15, 2006 for the placement. In connection with this offering, the agents received a cash commission of 6% of the gross proceeds and broker warrants exercisable for common shares equal to 6% of the total special warrants placed. The broker warrants have the same terms as the warrants in the private placement. The 2,555,000 share purchase warrants from this private placement offering were listed and posted for trading on the Toronto Stock Exchange on May 23, 2006.

The remaining 1.89 million special warrants in the best efforts private placement offering received shareholder approval in June 2006. In July 2006, the Company issued 1,112,000 special warrants at $4.50 per special warrant for gross proceeds of $5 million. Each special warrant will, when exercised or deemed to be exercised, entitle the holder to acquire 1.1 common shares and 0.55 common share purchase warrant of the Company. Each full share purchase warrant will be exercisable to acquire one common share of the Company at $5.25 per share until October 24, 2007. On closing of the over-subscription, the Agents received a 6% cash commission totaling $300,240 as well as 66,720 agent special warrants. Each agent special warrant will, upon exercise or deemed exercise, convert into one agent warrant. Each agent warrant will be exercisable to acquire one common share at $5.25 per share until October 24, 2007.

(c)	Contributed surplus

(d)	Share purchase options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the Company’s stock option plan approved by the Company’s shareholders in fiscal 2004 at exercise prices determined by reference to the market value on the date of the grant. Prior to August 2005, vesting periods were at the discretion of the Board of Directors but historically, options have vested immediately on the date of grant. In August 2005, the Company adopted a stock option plan which allows for granting options to its directors, officers, employees and consultants to acquire up to 4,200,000 common shares, of which options for 2,677,900 common shares were outstanding as at December 31, 2005. The stock option plan had a vesting provision in which 25% vested immediately and 25% vest in each of the next 6-month period, provided the Company continued as a Tier 2 issuer on the TSX Venture Exchange. In February 2006, the Company graduated to a listing on the Toronto Stock Exchange, and the vesting provisions were then subject to the discretion of its Board of Directors. In August 2006, the Company received regulatory approval to increase the number of options grantable under the plan from 4,200,000 shares to 6,768,000 shares.

Endeavour Silver Corp.	Page 13

ENDEAVOUR SILVER CORP.

Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2006

(Unaudited)

(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

9.	SHARE CAPITAL (continued)

(d)	Share purchase options (continued)

The following table summarizes the status of the Company’s stock option plan as at June 30, 2006 and changes during the period ended on that date:

The following tables summarizes information about stock options outstanding at June 30, 2006:

During the period ended June 30, 2006, the Company recognized stock-based compensation expense of $3,602,037 (May 31, 2005: $1,342,618) which is comprised of $2,984,143 (May 31, 2005: $1,342,618) based on the fair value of options granted and vested in the period, and $617,894 (May 31, 2005: $nil) for options granted in prior periods which became vested during the period.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Endeavour Silver Corp.	Page 14

ENDEAVOUR SILVER CORP.

Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2006

(Unaudited)

(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

9.	SHARE CAPITAL (continued)

(d)	Share purchase options (continued)

The weighted average fair values of stock options granted and the assumptions used to calculate compensation expense have been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

(e)	Warrants

At June 30, 2006, the Company had outstanding warrants to purchase an aggregate 7,050,734 common shares as follows:

(1)	These warrants were all exercised on July 21, 2006.

(f)	Shares reserved for issuance

Endeavour Silver Corp.	Page 15

ENDEAVOUR SILVER CORP.

Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2006

(Unaudited)

(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

10.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

11.	RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

(a)	Consulting fees of $75,000 paid to a company controlled by a director; and

(b)	Rent of $17,249 was incurred and paid to a company with certain common directors.

Endeavour Silver Corp.	Page 16

ENDEAVOUR SILVER CORP.

Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2006

(Unaudited)

(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

12.	SEGMENT DISCLOSURES

The Company has one operating segment, being the exploration and development of mineral properties. All of the Company’s assets are located in Mexico and Canada (Note 7). Segmented disclosures are as follows:

As at June 30, 2006, the Company’s assets are located in Canada and Mexico. For the period ended June 30, 2006, substantially all capital expenditures were incurred in Mexico.

Endeavour Silver Corp.	Page 17

ENDEAVOUR SILVER CORP.

Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2006

(Unaudited)

(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

13.	RESTATEMENT OF SECOND QUARTER FINANCIAL STATEMENTS

The interim unaudited consolidated financial statements of the Company for the second quarter ended June 30, 2006 have been amended and restated to include the recognition of income taxes attributable to earnings realized from the Company’s mining operations and a future income tax recovery. An income tax expense of $1,253,000 was recognized for the six month period ended June 30, 2006, which was off-set by an income tax recovery of $347,000 and minority interest was reduced to $895,000. Overall this increased net losses to $3,622,000 for the period (or a loss per share of $0.10). On the balance sheet, the Company recognized an income tax payable of $1,253,000, and restated and reduced the future income tax liability to $2,074,000. In addition, certain reclassifications were made to conform to current presentation.

Endeavour Silver Corp.	Page 18

CORPORATE INFORMATION

HEAD OFFICE	#800 – 850 West Hastings Street
	Vancouver, BC, Canada	V6C 1E1

Telephone:	(604) 685-9775

1-877-685-9775

Facsimile:	(604) 685-9744

Website:	www.edrsilver.com

DIRECTORS	Bradford Cooke

Geoffrey Handley

Godfrey Walton

Leonard Harris

Mario Szotlender

OFFICERS	Bradford Cooke ~ Chairman and Chief Executive Officer

Godfrey Walton ~ President and Chief Operating Officer

Bruce Bried ~ Vice-President, Mining

Michael Rasmussen ~ Vice-President, Exploration

Philip Yee ~ Chief Financial Officer

Stewart Lockwood ~ Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	3rd Floor - 510 Burrard Street

Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP

777 Dunsmuir Street

Vancouver, BC, V7Y 1K3

SOLICITORS	Vector Corporate Finance Lawyers

#1040 – 999 West Hastings Street

Vancouver, BC, V6C 2W2

SHARES LISTED	Toronto Stock Exchange

(Effective as of February 7, 2006)

Trading Symbol ~ EDR

Endeavour Silver Corp.	Page 19

EXHIBIT NO. 2

ENDEAVOUR SILVER CORP.

(the “Company”)

Management’s Discussion and Analysis

For the Six Months Ended June 30, 2006

(Restated)

CAUTION – FORWARD LOOKING STATEMENTS

We seek safe harbour.

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. The Company expressly disclaims any obligation to update any forward-looking statements.

1.0	Preliminary Information

The Management’s Discussion and Analysis (“MD&A”) for second quarter ended June 30, 2006 has been restated to reflect the restatement of the interim unaudited consolidated financial statements for the six months ended June 30, 2006 as therein disclosed in Note 13. The interim unaudited consolidated financial statements of the Company for the second quarter ended June 30, 2006 have been amended and restated to include the recognition of income taxes attributable to earnings realized from the Company’s mining operations and a future income tax recovery. An income tax expense of $1,253,000 was recognized for the six month period ended June 30, 2006, which was off-set by an income tax recovery of $347,000 and minority interest was reduced to $895,000. Overall this increased net losses to $3,622,000 for the period (or a loss per share of $0.10). On the balance sheet, the Company recognized an income tax payable of $1,253,000, and restated and reduced the future income tax liability to $2,074,000.

The following MD&A of Endeavour Silver Corp. (the “Company”) should be read in conjunction with the accompanying restated unaudited interim consolidated financial statements for the six months ended June 30, 2006 and the audited consolidated financial statements for the period ended December 31, 2005 and the audited consolidated financial statements for the year ended February 28, 2005, which are available at the SEDAR website at www.sedar.com.

In March 2005, the Company changed its fiscal year end from February 28 to December 31. During the transition year, the fiscal period is for the ten-month period from March 1, 2005 to December 31, 2005. For the six months ended June 30, 2006, the comparable prior period presented for its statements of operations and cash flows is for the six months ended May 31, 2005.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“CAD GAAP”), and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

All information contained in the MD&A is as of August 11, 2006 unless otherwise indicated.

Endeavour Silver Corp.	Page 1

ENDEAVOUR SILVER CORP.

Management's Discussion and Analysis (Restated)

For the Six Months Ended June 30, 2006

(expressed in Canadian dollars unless otherwise noted)

1.1	Background

The Company is engaged in the evaluation, acquisition, exploration, development and exploitation of mineral properties. Historically, the business philosophy was to acquire and explore early-stage mineral prospects. In 2002, the Company was re-organized, a new management team was appointed, and the business strategy was revised to focus on acquiring advanced-stage silver mining properties in Mexico.

Management’s decision to focus the Company on silver in 2003 was based on the analysis that the silver price was about to enter into a secular bull market. Since late 2003, the average annual silver price has more than tripled, from US$4.88 per oz in 2003, to US $6.67 in 2004, to US$7.32 in 2005, to US$11.04 to date in 2006, including a peak of almost US $15 per oz in Q2 of fiscal 2006.

The Company historically financed its operating activities principally by the issuance of common shares. Since 2004, equity financings have facilitated the acquisition and development of the Guanacevi project, a high-grade silver mine and large ore process plant located in Durango, Mexico. With the consolidation of the Company’s 51% interest in the Guanacevi project on January 31, 2006, the Company may be able to finance some of its operating activities from production cash flow.

In May 2004, the Company signed formal option agreements to acquire up to a 100% interest in the producing Santa Cruz silver-gold mine, certain other mining concessions and the Guanacevi mineral processing plant (collectively, the “Guanacevi Project”) in Durango, Mexico. Terms of the agreement gave the Company the option to acquire a 51% interest in these operating assets by paying a total of US$3 million to the vendors and incurring US$1 million in mine exploration and development within one year. The balance of the 49% interest can be earned by paying a further US$4 million over the period to January 2008. To complete the acquisition of the initial 51% interest, payments totalling US$1 million had to be made by January 28, 2006. As at December 31, 2005, the Company had paid the vendors US$3 million and invested in excess of $10 million in property acquisitions, mine exploration and development and capital assets.

At January 28, 2006, the Company made payments totalling US$1 million thereby fully earning and vesting its 51% interests in the Guanacevi Project.

In July 2006, the Company acquired the remaining 49% interest in the processing plant through the acquisition of 100% of the shares of Metalurgica Guanacevi, S.A. de C.V. (“Metalurgica”) for US$2.2 million comprised of cash and units of the Company, subject to regulatory approval. The Company will pay US$437,774 in cash and will issue 671,557 units at a deemed price of US$2.66 (CAD$3.02) per unit, subject to regulatory approval. Each unit is comprised of one common share and one-quarter of a common share purchase warrant; each full warrant can be exercised to purchase one common share at an exercise price of CAD$3.70 within one year of the closing date of the acquisition.

1.2	Operating Performance

The Guanacevi Project

In the first 6 months of 2006, the Company focused on boosting ore production from the Porvenir Mine and silver production from the Guanacevi plant. As a result, Q1 silver production jumped 180% to 300,872 oz silver (compared to the last 3 months of 2005) and rose a further 16% to 350,087 oz silver in Q2, 2006 (compared to Q1, 2006). The following table of mine operations uses calendar quarters rather than financial quarters for comparison purposes of mine operations.

Endeavour Silver Corp.	Page 2

ENDEAVOUR SILVER CORP.

Management's Discussion and Analysis (Restated)

For the Six Months Ended June 30, 2006

(expressed in Canadian dollars unless otherwise noted)

Comparative Table of Mine Operations

Period	Tonnes	Au(gpt)	Ag(gpt)	Au(oz)	Ag(oz)	Au(%)	Ag(%)

Q1, 2005	19,898	0.97	417	495	209,066	79.4	78.3

Q2, 2005	24,861	1.00	256	630	147,405	78.9	72.1

H1, 2005	44,759	0.99	328	1,125	356,471	79.1	74.9

Q1, 2006	24,805	0.95	479	605	300,872	79.5	77.4

Q2, 2006	27,585	1.18	492	858	350,087	82.2	80.3

H1, 2006	52,390	1.07	486	1,463	650,959	80.9	78.9

Q2, 2006: Q1,2006	+11%	+24%	+3%	+42%	+16%	+3%	+4%

Q2, 2006: Q2:2005	+11%	+18%	+92%	+36%	+138%	+4%	+11%

H1, 2006:H1, 2005	+17%	+8%	+48%	+30%	+83%	+2%	+5%

Note: The mine operating periods in this table do not reflect the financial operating periods of the Company due to the change of year-end to December 31, 2005 and the consolidation of statements effective February 1, 2006.

In the first quarter of 2006, the Company retained Range Consulting Group, LLC (“RCG”) to complete a review and/or update of mineral reserves and resources for the Porvenir Mine (North Porvenir and El Porvenir properties combined), Porvenir Dos and Deep Santa Cruz mineralized zones. Their technical report entitled “Mineral Resource and Reserve Estimate, Guanacevi Project, Durango, Mexico” (the “RCG Report”) and authored by A.E. Olson, MAusIMM, who is an independent Qualified Person under the definition by NI 43-101, was prepared in compliance with NI 43-101, to the best of the Company’s knowledge. The technical report increased proven and probable mineral reserves from nil in 2005 to 3,481,200 oz silver in 2006. Inferred mineral resources increased 178% from 3,839,000 oz silver in 2005 to 10,655,500 in 2006. Total silver reserves and resources now exceed 14 million oz in the Guanacevi Project, which should provide an estimated mine life of 7 years assuming 100% conversion of resources to reserves. The RCG Report is available at www.sedar.com.

For the six months ended June 30, 2006, the processing plant throughout was 52,390 dry tonnes (average 289 tpd) grading 486 gpt Ag and 1.07 gpt Au. Metal recoveries averaged 79.6% for silver and 81.0% for gold. The Company commenced a US$1.3 million refurbishment program in the Guanacevi plant during the first quarter of fiscal 2006, which is scheduled for completion in the fourth quarter of fiscal 2006. During the second quarter of fiscal 2006 work focused on design engineering, equipment purchase and transportation including the reconditioning of a 10 ½ ft x 12 ft ball mill.

Porvenir Mine

For the six months ended June 30, 2006, total output from the Porvenir Mine was 80,189 dry tonnes (average 443 tpd) grading 496 gpt Ag and 0.91 gpt Au, of which 33,901 tonnes were stockpiled at the ore processing plant for future processing as the plant continues to undergo upgrades.

In the RCG Report, mineral reserves were estimated by the manual method using the Company’s drill hole and underground sample data to March 15, 2006 as follows:

Endeavour Silver Corp.	Page 3

ENDEAVOUR SILVER CORP.

Management's Discussion and Analysis (Restated)

For the Six Months Ended June 30, 2006

(expressed in Canadian dollars unless otherwise noted)

Porvenir Mine Reserves
		Silver	Gold	Silver	Gold	Ag Equivalent
Classification	Tonnes	(gpt)	(gpt)	Oz	Oz	(gpt)	(oz)

Zone 1
Proven	18,403	426	0.64	252,100	379	470	278,251
Probable	26,293	425	0.63	359,300	533	468	396,077
Proven and Probable	44,696	425	0.63	611,400	912	468	674,328

Zones 2 and 3
Proven	75,793	645	0.93	1,571,700	2,266	701	1,707,660
Probable	63,386	637	0.92	1,298,100	1,875	692	1,410,600
Proven and Probable	139,179	641	0.93	2,869,800	4,141	697	3,118,260

All Zones Combined
Proven	94,196	602	0.87	1,823,800	2,645	656	1,985,911
Probable	89,679	575	0.83	1,657,400	2,408	627	1,806,677
Proven and Probable	183,875	589	0.85	3,481,200	5,053	642	3,792,588

Reserves were based on a US$7 silver price, a US$427 gold price, minimum mining width of 1.0 metre, mine extraction rate of 87%, mine dilution of 10% at 70 gpt silver, and cutoff grades of 404 gpt Ag for Zone 1 and 353 gpt Ag for Zones 2 and 3. Silver equivalents were calculated as silver oz plus gold oz multiplied by the equivalence ratio (69 for Zone 1 and 60 for Zones 2 and 3). The equivalence ratio was calculated as the silver recovery/gold recovery multiplied by the silver net smelter return/gold net smelter return. Net smelter return is the payable value minus the costs of freight, smelting, refining and royalties.

The mineral resources were in addition to the reserves and were estimated by the polygonal method using drill hole data that met the minimum geologic width and cutoff grade, as follows:

Porvenir Mine Inferred Resources
		Silver	Gold	Silver	Gold	Ag Equivalent
Classification	Tonnes	(gpt)	(gpt)	Oz	Oz	(gpt)	(oz)

Zone 1	197,677	411	0.99	2,612,100	6,292	479	3,046,250
Zones 2 & 3	194,898	369	0.62	2,312,200	3,885	412	2,545,300
All Zones Combined	392,575	390	0.81	4,924,300	10,177	446	5,591,550

Santa Cruz Zone

Endeavour Silver Corp.	Page 4

ENDEAVOUR SILVER CORP.

Management's Discussion and Analysis (Restated)

For the Six Months Ended June 30, 2006

(expressed in Canadian dollars unless otherwise noted)

During the first half of 2006, underground drilling continued from crosscuts on the lowest mine level #13 and additional mineralization was intersected in the Santa Cruz zone. Significant lead-zinc mineralization was intersected in some of the silver mineralized zones.

In the RCG Report, mineral resources for Santa Cruz were estimated by the polygonal method using drill hole data that met the minimum geologic width and cutoff grade as follows:

Santa Cruz Inferred Resources
		Silver	Gold	Silver	Gold	Ag Equivalent
Vein	Tonnes	(gpt)	(gpt)	Oz	Oz	(gpt)	(oz)
Shell A	18,879	653	0.59	396,400	358	689	418,240
Shell B	74,237	572	1.21	1,365,200	2,888	646	1,541,370
Shell C	46,916	542	1.07	817,500	1,614	607	915,950
Shell D	12,737	772	1.94	316,100	794	890	364,530
All Zones Combined	152,769	589	1.15	2,895,200	5,654	668	3,240,090

Resources were based on a minimum mining width of 1.0 m at a 200 gpt Ag cutoff grade without considering dilution or extraction rates. Silver equivalents were calculated as the ratio of a US$427 gold price and a US$7 silver price (1:61). Additional factors such as metal recoveries and net smelter returns will affect the silver equivalent calculation but are not yet known for the Santa Cruz zone.

The Santa Cruz mine was closed temporarily in 2005 to facilitate further underground drilling and expansion of the silver resources. Engineering and development work is also underway to develop a mine plan and to prepare the Santa Cruz zone for production in 2007.

Porvenir Dos Property

The Porvenir Dos property is located adjacent to and northwest of the Porvenir Mine, and covers more than 1 km of prospective strike length on the Santa Cruz vein. The property is the fourth discovery of high-grade mineralization on the Company’s Guanacevi Project.

In March 2006, the RCG Report provided resource estimates for Porvenir Dos which were estimated by the polygonal method using drill hole data that met the minimum geologic width and cutoff grade as follows:

Porvenir Dos Inferred Resources
		Silver	Gold	Silver	Gold	Ag Equivalent
Vein	Tonnes	(gpt)	(gpt)	Oz	Oz	(gpt)	(oz)

Santa Cruz	170,017	407	0.84	2,224,700	4,592	458	2,504,800
Conglomerate	40,115	474	0.73	611,300	942	519	668,760
All Zones Combined	210,132	420	0.82	2,836,000	5,534	477	3,173,560

Resources were based on a minimum mining width of 1.0 m at a 200 gpt Ag cutoff grade without considering dilution or extraction rates. Silver equivalents were calculated as the ratio of a US$427 gold price and a US$7 silver price (1:61). Additional factors such as metal recoveries and net smelter returns will affect the silver equivalent calculation but are not yet known for the Porvenir Dos zone.

Endeavour Silver Corp.	Page 5

ENDEAVOUR SILVER CORP.

Management's Discussion and Analysis (Restated)

For the Six Months Ended June 30, 2006

(expressed in Canadian dollars unless otherwise noted)

Other Matters

At January 28, 2006, the Company made payments totalling US$1 million thereby fully earning and vesting its 51% interests in the Guanacevi Project.

On February 7, 2006, the shares of the Company were listed for trading on the Toronto Stock Exchange; previously its shares were listed on the TSX Venture Exchange.

In March 2006, the Company entered into an agreement with Salman Partners Inc. to act as lead agent for a syndicate of agents, including BMO Nesbitt Burns Inc., Canaccord Capital Corporation and Dundee Securities Corporation, in a best efforts private placement offering of up to 5 million special warrants at $4.50 per special warrant for gross proceeds of up to $22.5 million. An over-subscription option allowed for up to an additional 2 million special warrants for additional proceeds of $9 million. On April 24, 2006, the Company closed the placement for 5.11 million special warrants, for gross proceeds of $22,995,000. Each special warrant was comprised of one common share and one-half of a share purchase warrant. Each whole share purchase warrant will be exercisable to purchase one common share at a price of $5.25 until October 24, 2007. For the private placement, the agents received a cash commission of 6% of the gross proceeds and broker warrants exercisable for common shares equal to 6% of the total special warrants placed. The broker warrants have the same terms as the warrants in the private placement. The 2,555,000 share purchase warrants from this private placement offering were listed and posted from trading on the Toronto Stock Exchange on May 23, 2006.

The remaining 1.89 million special warrants in the best efforts private placement offering received shareholder approval in June 2006. In July 2006, the Company issued 1,112,000 special warrants at $4.50 per special warrant for gross proceeds of $5 million. Each special warrant will, when exercised or deemed to be exercised, entitle the holder to acquire 1.1 common shares and 0.55 common share purchase warrant of the Company. Each full share purchase warrant will be exercisable to acquire one common share of the Company at $5.25 per share until October 24, 2007. On closing of the over-subscription, the Agents received a 6% cash commission totaling $300,240 as well as 66,720 agent special warrants. Each agent special warrant will, upon exercise or deemed exercise, convert into one agent warrant. Each agent warrant will be exercisable to acquire one common share at $5.25 per share until October 24, 2007.

In May 2006, the Company welcomed Mr. Geoff Handley as the newest member of its Board of Directors.

In July 2006, Minas Penoles S.A. de C.V. exercised its warrants for 1,000,000 common shares at $2.10 per share for total proceeds of $2.1 million, thereby having a registered ownership of 4.99% interest in the Company as at August 10, 2006.

In August 2006, the Company acquired an option to purchase a 100% interest in the Minas Nuevas properties, Chihuahua, Mexico, for US$3 million in cash payments over a 30 month period. The Company also acquired an option to purchase two additional properties in the same district for US$850,000 in cash payments over a 3 year period.

1.3	Selected Annual Information

Selected annual information for the Company for each of the three fiscal periods ended December 31, 2005, February 28, 2005 and February 29, 2004 are as follows:

Endeavour Silver Corp.	Page 6

ENDEAVOUR SILVER CORP.

Management's Discussion and Analysis (Restated)

For the Six Months Ended June 30, 2006

(expressed in Canadian dollars unless otherwise noted)

(1)	Total assets and long-term liabilities are as at December 31, 2005, February 28, 2005 and February 29, 2004.

Total assets and net losses increased significantly in recent fiscal periods relative to prior years given that in the period ended December 31, 2005 the Company invested $3,183,047 pursuant to option agreements related to its 51% interests in the mine, mining concessions and ore processing plant, raised gross proceeds of $14.4 million from brokered and non-brokered private placements with additional proceeds of about $7.2 million from the exercise of options and warrants, and increased its level of operations with the commensurate increases in expenses and net loss in fiscal 2005, and incurred losses from its option interests in the Guanacevi Project.

1.4	Results of Operations

Second Quarter Ended June 30, 2006 – Six months ended June 30, 2006 compared with six months ended May 31, 2005

In March 2005, the Company changed its fiscal year end from February 28 to December 31. During the transition year, the fiscal period was for the ten-month period from March 1, 2005 to December 31, 2005. For the six months ended June 30, 2006, the comparable prior period presented for its statements of operations and cash flows is for the six months ended May 31, 2005.

At January 28, 2006, the Company made payments totalling US$1 million thereby fully earning and vesting its 51% interests in the Guanacevi Project.

Select operating and financial data from the Company’s Guanacevi Project are as follows:

Endeavour Silver Corp.	Page 7

ENDEAVOUR SILVER CORP.

Management's Discussion and Analysis (Restated)

For the Six Months Ended June 30, 2006

(expressed in Canadian dollars unless otherwise noted)

The Company realized earnings from mine operations of $3.2 million from its mining and milling operations from revenues of $7.7 million for the six months ended June 30, 2006. Most of the revenues were generated from the North Porvenir mine.

The Company incurred a consolidated net loss of $3.6 million for the six months ended June 30, 2006 of which $2.1 million in net loss was attributed to the second quarter. Stock-based compensation expense of $3.6 million contributed significantly to the loss and is due to the granting of stock options. General and administrative expenses increased to reflect the commensurate and ancillary activities related to exploration, mine development, mining and milling operations of the Company. Foreign exchange losses were attributed to the depreciation of the United States dollar and the Mexican pesos relative to the Canadian dollar, especially in the second quarter of fiscal 2006.

In the prior fiscal period, the Company had only a 51% option interest in the Guanacevi Project which became fully earned and vested on January 28, 2006.

Upgrades to the ore processing plant continue as mine production outpaced mill production, resulting in increased inventory of stockpiles.

To complete the initial acquisition of the Company’s 51% interests, the Company made payments totalling US$1 million on January 28, 2006 for the Minera Santa Cruz, the mining concessions and the Guanacevi processing plant. To earn the remaining 49% thereafter, payments of US$1.5 million must be made on January 28, 2007 and another US$1.5 million on January 28, 2008.

Endeavour Silver Corp.	Page 8

ENDEAVOUR SILVER CORP.

Management's Discussion and Analysis (Restated)

For the Six Months Ended June 30, 2006

(expressed in Canadian dollars unless otherwise noted)

In July 2006, the Company acquired the remaining 49% interest in the processing plant through the acquisition of 100% of the shares of Metalurgica for US$2.2 million comprised of cash and units of the Company. The Company will pay US$437,774 in cash and will issue 671,557 units at a deemed price of US$2.66 (CAD$3.02) per unit, subject to regulatory approval.

1.5	Summary of Quarterly Results

The following table presents selected financial information of the Company for each of the last eight quarters ended June 30, 2006:

1.6	Liquidity and Capital Resources

The following table contains selected financial information of the Company’s liquidity:

Pursuant to an agency agreement dated April 24, 2006 (the “Agency Agreement”) among Salman Partners Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation and Dundee Securities Corporation (together, the “Agents”) and the Company, the Agents agreed to sell, on a best efforts basis, up to 5,000,000 Special Warrants at a price of $4.50 per Special Warrant. The Agents were also granted an over-subscription option to sell up to an additional 2,000,000 special warrants (the “Over-subscription Option”). Each Special Warrant converts into, for no additional consideration, one common share of the Company (a “Common Share”) and one-half of one warrant, with each whole warrant (a “Warrant”), being exercisable for one common share of the Company (a “Warrant Share”) for a period of 18 months from closing. On April 24, 2006, the Company closed with the Agents on the placement of 5,110,000 special warrants (the “Special Warrants”), generating gross proceeds to the Company of $22,995,000. This figure included 110,000 Special Warrants sold pursuant to the Over-subscription Option. The 5,110,000 Special Warrants were exercised and converted on May 15, 2006, pursuant to the Company’s prospectus dated effective May 15, 2006 (available on SEDAR at www.sedar.com under the heading “Final short form prospectus – English”). Each Warrant is exercisable into one Warrant Share at a price of $5.25 for a period of 18 months ending October 24, 2007. On closing, the Agents received a 6% cash commission of

Endeavour Silver Corp.	Page 9

$1,379,700 and 306,600 agent special warrants (the “Agents’ Special Warrants”). Each Agents’ Special Warrant, on their deemed exercise, converted into one agent warrant (an “Agent Warrant”). Each Agent Warrant is exercisable to acquire one common share at $5.25 per share until October 24, 2007 (an “Agent Warrant Share”). The Special Warrants were issued under and are governed by an indenture dated April 24, as amended May 10, 2006, (together the “Special Warrant Indenture”) between the Company and Computershare Trust Company of Canada (the “Warrant Agent”). The Warrants were issued under an indenture (the “Warrant Indenture”) dated April 24, 2006 between the Company and the Warrant Agent upon the exercise of the Special Warrants. The Warrants from this private placement offering were listed and posted for trading on the Toronto Stock Exchange on May 23, 2006.

The remaining 1.89 million special warrants in the best efforts private placement offering received shareholder approval in June 2006. In July 2006, the Company issued 1,112,000 special warrants at $4.50 per special warrant for gross proceeds of $5 million. Each special warrant will, when exercised or deemed to be exercised, entitle the holder to acquire 1.1 common shares and 0.55 common share purchase warrant of the Company. Each full share purchase warrant will be exercisable to acquire one common share of the Company at $5.25 per share until October 24, 2007. On closing of the over-subscription, the Agents received a 6% cash commission totaling $300,240 as well as 66,720 agent special warrants. Each agent special warrant will, upon exercise or deemed exercise, convert into one agent warrant. Each agent warrant will be exercisable to acquire one common share at $5.25 per share until October 24, 2007.

1.7	Capital Resources

Item 1.6 provides further details.

1.8	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

1.9	Transactions with Related Parties

The Company entered into the following transactions with related parties:

(a)	Consulting fees of $75,000 paid to a company controlled by a director; and

(b)	Rent of $17,249 was incurred and paid to a company with certain common directors.

1.10	Second Quarter

Items 1.4 and 1.5 provide further details.

1.11	Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course or as herein disclosed, before the board of directors for consideration.

1.12	Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to mineral properties.

Endeavour Silver Corp.	Page 10

ENDEAVOUR SILVER CORP.

Management's Discussion and Analysis (Restated)

For the Six Months Ended June 30, 2006

(expressed in Canadian dollars unless otherwise noted)

Acquisition costs of mineral properties and exploration and development expenditures incurred thereto are capitalized and deferred. The costs related to a property from which there is production will be amortized using the unit-of-production method. Capitalized costs are written down to their estimated recoverable amount if the property is subsequently determined to be uneconomic. The amounts shown for mineral properties represent costs incurred to date, less recoveries and write-downs, and do not reflect present or future values.

1.13	Changes in Accounting Policies Including Initial Adoption

Variable interest entities:

Effective March 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15") on a prospective basis. AcG15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity (“VIE”). An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both. The adoption of this new standard had no effect on the consolidated financial statements as the Company does not have any VIE’s.

1.14	Financial Instruments and Other Instruments

There are no financial instruments or other instruments.

1.15	Other MD&A Requirements

1.15.1	Other MD&A Requirements

Additional information relating to the Company are as follows:

(a)	may be found on SEDAR at www.sedar.com;

(b)	may be found in the Company’s annual information form; and

(c)	is also provided in the Company’s unaudited interim consolidated financial statements for the six months ended June 30, 2006.

1.15.2	Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable.

1.15.3	Outstanding Share Data

The Company’s authorized share capital is comprised of unlimited common shares without par value.

Endeavour Silver Corp.	Page 11

ENDEAVOUR SILVER CORP.

Management's Discussion and Analysis (Restated)

For the Six Months Ended June 30, 2006

(expressed in Canadian dollars unless otherwise noted)

As at June 30, 2006, a total of 93,750 common shares are held in escrow, the release of which is subject to regulatory approval.

Changes in the Company’s share capital for the six months ended June 30, 2006 were as follows:

As at August 11, 2006, the Company had 40,045,196 common shares issued and outstanding.

At June 30, 2006, the Company had outstanding options to purchase an aggregate 3,810,900 common shares as follows:

At August 11, 2006, options for 3,803,900 shares remain outstanding.

At June 30, 2006, the Company had outstanding warrants to purchase an aggregate 7,050,734 common shares as follows:

Endeavour Silver Corp.	Page 12

ENDEAVOUR SILVER CORP.

Management's Discussion and Analysis (Restated)

For the Six Months Ended June 30, 2006

(expressed in Canadian dollars unless otherwise noted)

At August 11, 2006, warrants for 6,020,734 shares remain outstanding.

At August 11, 2006, the Company had 1,112,000 special warrants issued and outstanding. Each special warrant will, when exercised or deemed to be exercised, entitle the holder to acquire 1.1 common shares and 0.55 common share purchase warrant of the Company. Each full share purchase warrant will be exercisable to acquire one common share of the Company at $5.25 per share until October 24, 2007. Also there are 66,720 agent special warrants issued and outstanding. Each agent special warrant will, upon exercise or deemed exercise, convert into one agent warrant. Each agent warrant will be exercisable to acquire one common share at $5.25 per share until October 24, 2007.

1.16	Outlook

The property acquisitions in Mexico coupled with cash and cash equivalents of $37 million and working capital of $42 million at June 30, 2006 have facilitated the Company’s goal to becoming a top tier primary silver producer. The special warrant offering of $28 million in equity financing in 2006 would significantly enhance the Company’s ability to seek more advanced properties for acquisition and to expand its operations on a more accelerated basis.

These acquisitions and financings should allow the Company to expand its landholdings, silver reserves and resources and production. The Company has the financial resources for exploration drilling, underground development and production optimization.

1.17	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based upon the evaluation of the effectiveness of the disclosure controls and procedures regarding the Company’s unaudited interim consolidated financial statements for the six months ended June 30, 2006 and this MD&A, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to others within the Company particularly during the period in which this report and accounts were being prepared, and such controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified. Management of the Company recognizes that any controls and procedures can only provide reasonable assurance, and not absolute

Endeavour Silver Corp.	Page 13

ENDEAVOUR SILVER CORP.

Management's Discussion and Analysis (Restated)

For the Six Months Ended June 30, 2006

(expressed in Canadian dollars unless otherwise noted)

assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

Endeavour Silver Corp.	Page 14

EXHIBIT NO. 3

Code of Ethics Page 1

Code of Business Conduct and Ethics

(effective October 31, 2006)

The following Board Charter has been approved by the Board of Directors (the "**Board**") of Endeavour Silver Corp. (the "**Corporation**") as of the date set out above.

1. *Introduction*

We require high standards of professional and ethical conduct from our employees. Our reputation with our shareholders, business partners, prospective investors and other stakeholders for honesty and integrity is key to the success of our business. No employee will be permitted to achieve results through violations of laws or regulations, or through unscrupulous dealings.

This Code reflects our commitment to a culture of honesty, integrity and accountability and outlines the basic principles and policies with which all employees are expected to promptly comply. Please read this Code carefully.

In addition to following this Code in all aspects of your business activities, you are expected to seek guidance in any case where there is a question about compliance with both the letter and the spirit of our policies and applicable laws. This Code covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all employees of the Corporation. This Code does not supersede the specific policies and procedures that are covered in the Corporation's operating manuals or in separate specific policy statements or related procedures or correspondence. References in this Code to the "Corporation" means Endeavour Silver Corp. or any of its subsidiaries. Reference to "employees" includes officers and directors.

Those who violate the standards set forth in this Code will be subject to disciplinary action up to and including dismissal. If you are in a situation that you believe may violate or lead to a violation of this Code, follow the guidelines described in Section 15 below.

Your cooperation is necessary to the continued success of our business and the cultivation and maintenance of our reputation as a good corporate citizen.

Code of Ethics Page 2

2. *Compliance with Laws, Rules and Regulations*

Compliance with the letter and spirit of all laws, rules and regulations applicable to our business is critical to our reputation and continued success. All employees must respect and obey the laws of the cities, provinces, states and countries in which we operate and avoid even the appearance of impropriety. Not all employees are expected to know the details of these laws, but it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel. The Corporation may hold information and training sessions to promote compliance with laws, rules and regulations, including insider trading laws.

3. *Conflicts of Interest*

A conflict of interest occurs when an individual's private interest interferes, or appears to interfere, in any way with the interests of the Corporation. A conflict situation can arise when an employee takes actions or has interests that may make it difficult to perform his or her work for the Corporation objectively and effectively. Conflicts of interest also arise when an employee, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Corporation. Loans to, or guarantees of obligations of, such persons are likely to pose conflicts of interest, as are transactions of any kind between the Corporation and any other organization in which you or any member of your family have an interest.

Activities that could give rise to conflicts of interest are prohibited unless specifically approved by the Board of Directors or the Audit Committee. It is not always easy to determine whether a conflict of interest exists, so any potential conflicts of interests should be reported immediately to your supervisor or the Corporation's general legal counsel.

4. *Corporate Opportunities*

Employees are prohibited from taking for themselves personally opportunities that arise through the use of corporate property, information or position and from using corporate property, information or position for personal gain. Employees are also prohibited from competing with the Corporation directly or indirectly. Employees owe a duty to the Corporation to advance the legitimate interests of the Corporation when the opportunity to do so arises.

5. *Confidentiality*

Employees must maintain the confidentiality of information entrusted to them by the Corporation or that otherwise comes into their possession in the course of their employment, except when disclosure is authorized or legally mandated. Employees may be required to execute a standard form confidentiality agreement upon starting employment or from time to time during the course of employment. The obligation to preserve confidential information continues even after you leave the Corporation.

Code of Ethics Page 3

Confidential information includes all non-public information that may be of use to competitors, or harmful to the Corporation or its customers, if disclosed. It also includes information that suppliers and customers have entrusted to us.

6. *Protection and Proper Use of Corporation Assets*

All employees should endeavor to protect the Corporation's assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Corporation's profitability. Any suspected incidents of fraud or theft should be immediately reported for investigation.

Corporation assets, such as funds, products or computers, may only be used for legitimate business purposes or other purposes approved by management. Corporation assets may never be used for illegal purposes.

The obligation to protect Corporation assets includes proprietary information. Proprietary information includes any information that is not generally known to the public or would be helpful to our competitors. Examples of proprietary information include corporate plans for acquisitions or dispositions, undisclosed mining or technical information, engineering ideas, databases, records, salary information and any unpublished financial data or reports. Unauthorized use or distribution of this information is a violation of Corporation policy. It may also be illegal and may result in civil and criminal penalties. The obligation to preserve proprietary information continues even after you leave the Corporation.

7. *Fair Dealing*

We seek competitive advantages through superior performance, never through unethical or illegal business practices. Stealing proprietary information, possessing such without the owner's consent or inducing the disclosures of proprietary information by past or present employees of other companies is prohibited. Each employee should endeavor to deal fairly with the Corporation's customers, suppliers, competitors and employees. No employee should take unfair advantage of anyone through illegal conduct, manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

8. *Discrimination and Harassment*

We value the diversity of our employees and are committed to providing equal opportunity in all aspects of employment. Abusive, harassing or offensive conduct is unacceptable, whether verbal, physical or visual. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances. Employees are encouraged to speak out when a co-worker's conduct makes them uncomfortable, and to report harassment when it occurs.

9. *Safety and Health*

We are all responsible for maintaining a safe and healthy workplace by following safety and health rules and practices. The Corporation is committed to keeping its workplaces free

Code of Ethics Page 4

from hazards. Please report any accidents, injuries, unsafe equipment, practices or conditions immediately to a supervisor or other designated person. Threats or acts of violence or physical intimidation are prohibited.

In order to protect the safety of all employees, employees must report to work in condition to perform their duties and free from the influence of any substance that could prevent them from conducting work activities safely and effectively. The use of illegal drugs in the workplace is prohibited.

10. Periodic Reports, Financial Statements and Recordkeeping

Honest and accurate recording and reporting of information is critical to our periodic and financial reporting and our ability to make responsible business decisions. The Chief Executive Officer, President and Chief Financial Officer, among others, are responsible for taking all steps reasonably necessary to cause the disclosure in all the Company's periodic reports to be full, fair, accurate, timely and understandable. The CEO, President and CFO and such other employees are required to familiarize themselves with the disclosure and recordkeeping requirements and best practices applicable to the Company as well as the business and financial operations of the Company.

11. Use of E-Mail and Internet Services

E-Mail systems and Internet services are provided to help us do work. Incidental and occasional personal use is permitted, but never for personal gain or any improper purpose. You should not access, send or download any information that could be insulting or offensive to another person, such as sexually explicit material or jokes, unwelcome propositions, ethnic or racial slurs, or any other message that could be viewed as harassment. Also remember that "flooding" our systems with junk mail and trivia hampers the ability of our systems to handle legitimate Corporation business and is prohibited.

Employees should not download copyrighted materials, should not copy material that is not licensed to the Corporation and should follow the terms of a license when using material that is licensed to the Corporation. No changes should be made to licensed materials without the prior consent of the Corporation. In addition, employees are strongly discouraged from downloading games and screensavers, as these are common sources of viruses.

Your messages (including voice mail) and computer information are considered the Corporation's property and you should not have any expectation of privacy. Unless prohibited by law, the Corporation reserves the right to access and disclose this information as necessary for business purposes. Use good judgment, and do not access, send messages or store any information that you would not want to be seen or heard by other individuals.

Code of Ethics Page 5

12. *Gifts and Entertainment*

Business gifts and entertainment are customary courtesies designed to build goodwill among business partners. These courtesies include such things as meals and beverages, tickets to sporting or cultural events, discounts not available to the general public, travel, accommodation and other merchandise or services. In some cultures they play an important role in business relationships. However, a problem may arise when such courtesies compromise – or appear to compromise – our ability to make objective and fair business decisions.

Offering or receiving any gift, gratuity or entertainment that might be perceived to unfairly influence a business relationship should be avoided. These guidelines apply at all times, and do not change during traditional gift-giving seasons. No gift or entertainment should ever be offered, given, provided or accepted by any director or employee of the Corporation, or by any family member of a director or employee, unless it (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff and (5) does not violate any applicable laws or regulations. Please discuss with your supervisor any gifts or proposed gifts if you are uncertain whether they are appropriate.

13. *Waivers of this Code of Business Conduct and Ethics*

Any waiver of this Code with respect to a director or officer of the Corporation may be made only by the Board of Directors. Any such waiver will be promptly disclosed to the extent required by applicable laws or stock exchange regulations. As required, any waivers will be disclosed in a SEC Form 8-K within 5 days of the issue first coming to the Board's attention.

14. *Reporting of any Illegal or Unethical Behavior*

We have a strong commitment to conduct our business in a lawful and ethical manner. Employees are encouraged to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action in a particular situation and to report violations of laws, rules, regulations or this Code. We prohibit retaliatory action against any employee who, in good faith, reports a possible violation. It is unacceptable to file a report knowing it to be false.

Code of Ethics Page 6

15. Compliance Procedures

This Code cannot, and is not intended to, address all of the situations you may encounter. There will be occasions where you are confronted by circumstances not covered by policy or procedure and where you must make a judgment as to the appropriate course of action.

- *Ask first.*
  If you are unsure of the proper course of action, seek guidance before you act. If you do not feel comfortable discussing the matter with your supervisor, please call the Corporation's general legal counsel or call the Chairman of the Audit Committee or other appropriate persons. If you require an interpreter, every reasonable effort will be made to provide you with one. We strive to ensure that all questions or concerns are handled fairly, discreetly and thoroughly.
- *You may report ethical violations in confidence and without fear of retaliation.*
  If your situation requires that your identity be kept secret, the Corporation will take all reasonable steps to protect your anonymity. The Corporation does not permit retaliation of any kind against employees for good faith reports of ethical violations. An officer or employee who retaliates against someone who has reported an ethical violation in good faith is subject to discipline up to and including termination of employment. These procedures are intended to encourage and enable employees and others to raise serious concerns within the Corporation rather than seeking resolution outside the Corporation.

****

EXHIBIT NO. 4

NEWS RELEASE

Third Quarter Financial Results And Conference Call, Webcast and Podcast Scheduled For November 14th, 2006

November 2, 2006- Vancouver, Canada- Endeavour Silver Corp. (EDR:TSX, EDRGF: PNK, and EJD:FSE) plans to release its third quarter financial results on the morning of Tuesday, November 14, 2006. A conference call to discuss the Q3 results will be held at 1:15 PM Pacific Time (4:15 PM Eastern Time) the same day. To participate in the conference call, please dial the following:

• 1-877-461-2814 Canada & USA (Toll-Free)

• 416-695-9753 Toronto area callers

• No pass code necessary

A replay of the conference call will be available until November 28, 2006 by dialing 1-888-509-0081 in Canada & USA (Toll-free) or 416-695-5275 in the Toronto area. The required pass code is 634620.

A simultaneous webcast plus a podcast of the conference call will be posted on the home page of the company's website, www.edrsilver.com.

Endeavour Silver Corp. (EDR: TSX, EDRGF: PNK, and FSE: EJD) is a silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion program now underway at the high grade Guanacevi Mines Project in the state of Durango should develop Endeavour into the ranks of the top five primary silver producers.

On Behalf of the Board of Directors,

ENDEAVOUR SILVER CORP.

/s/ "Bradford J. Cooke"

Bradford J. Cooke

Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1

Toll free: 877-685-9775 (Canada & U.S.) Phone: (604) 685-9775 Fax: (604) 685-9744

Website: www.edrsilver.com E-mail: investorrelations@edrsilver.com Trading Symbols: TSX: EDR; FSE: EJD

EXHIBIT NO. 5

NEWS RELEASE

Endeavour Releases Third Quarter Report For 2006

and Restates Second Quarter Financial Statements

November 14, 2006 - Vancouver, Canada - Endeavour Silver Corp. (EDR: TSX, EDRGF: PNK, and EJD: DBFrankfurt) released today its unaudited interim financial and operating results for the Third Quarter (“Q3”) and Nine Month periods ended September 30, 2006. The Company also restated its unaudited interim financial statements for the Second Quarter (“Q2”) ended June 30, 2006.

The financial statements and management discussion and analyses for both quarters have been filed on www.sedar.com and are reported in $CA. ($US amounts reported herein were converted using the 1.1215 average Q3 exchange rate). Highlights in the Third Quarter 2006 were as follows:

Operating Highlights	Third Quarter	Nine Months

•	Silver Production	332,407 oz	983,366 oz
•	Plant Throughput	31,201 tonnes	83,591 tonnes
•	Mine Output	40,069 tonnes	118,194 tonnes
•	Metal Recoveries	82.0% Ag	79.9% Ag

Financial Highlights	Third Quarter	Nine Months

•	Gross Revenues	US$ 2.8 million	US$ 9.7 million
•	Operating Cash Flow	US$ 0.9 million	US$ 5.0 million
•	Operating Earnings	US$ 0.6 million	US$ 3.5 million
•	Net Gain (loss)	(US$0.1 million)	(US$3.4 million)

Corporate Highlights

•	Balance sheet has never been stronger, with working capital of US$41.9 million, after closing a US$4.5 million financing from special warrant over-subscription.
•	Also raised US$1.9 million from warrant exercise by Industrias Peñoles who now hold 5% of Endeavour’s issued shares.
•	Acquired remaining 49% interest in Guanacevi Plant through purchase of Metalurgica Guanacevi SA de CV.
•	Expanded into second major silver district in Mexico, through acquisition of Minas Nuevas and other exploration properties in Parral.
•	Reported exceptional drilling results from Porvenir mine, including 324 gpt silver over a 45.2 m length and 3898 gpt silver over a 1.0 m length.

Third Quarter Silver Production

For the nine months ended September 30, 2006, silver production from the Guanacevi Mines Project jumped 48% to 983,366 oz and gold production increased 20% to 2062 oz (1,091,621 oz Ag equivalents at 52.5 Ag: 1 Au ratio) compared to the same period in 2005. The sharp rise in metal output can be attributed to increases in plant throughput (up 11% to 83,591 tonnes), ore grades (silver up 23% to 455 gpt and gold up 3% to 0.94 gpt), and metal recoveries (silver up 8% to 79.9% and gold up 3% to 81.2%).

In Q3, 2006, however, silver production dropped 5% to 332,407 oz and gold production fell 30% to 599 oz (363,855 oz Ag equivalents) compared to Q2, 2006. The modest drop in metal output reflected a decrease in ore grades (silver down 18% to 404 gpt and gold down 38% to 0.73 gpt) due to processing more development muck and a slowing of the planned plant throughput (up only 13% to 31,201 tonnes) due to delays in the installation of a large new ball mill and related infrastructure.

Comparative Table of Mine Operations

Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)

Q1, 2005	19,898	417	0.97	209,066	495	78.3	79.4

Q2, 2005	24,861	256	1.00	147,405	630	72.1	78.9

Q3, 2005	30,360	434	0.79	306,374	596	72.3	77.3

9M, 2005	75,119	371	0.91	662,845	1721	73.7	78.5

Q1, 2006	24,805	479	0.95	300,872	605	77.4	79.5

Q2, 2006	27,585	492	1.18	350,087	858	80.3	82.2

Q3, 2006	31,201	404	0.73	332,407	599	82.0	81.8

9M, 2006	83,591	455	0.94	983,366	2062	79.9	81.2

Q3, 2006 : Q2, 2006	+13%	-18%	-38%	-5%	-30%	+2%	-1%

Q3, 2006 : Q3, 2005	+3%	-7%	-8%	+8%	0	+13%	+6%

9M, 2006 : 9M, 2005	+11%	+23%	+3%	+48%	+20%	+8%	+3%

Plant Operations

A newly refurbished, 10½ ft x 12 ft, 600 tonne per day ball mill is now being commissioned for start up this month, replacing an old 5 ft x 7 ft ball mill. Having already rebuilt the jaw crusher, re-conditioned two cone crushers and constructed a new 600 tonne fine ore bin and conveyor system, Endeavour is now nearing completion of its US$1.3 million plant refurbishment program for 2006. The plant is currently operating at only 350 tpd whereas the expanded crushing and grinding circuits will have a revised capacity of 800 to 1000 tpd.

Mine Operations

The Porvenir mine, part of the Guanacevi Mines Project, produced 40,069 tonnes ore (436 tpd) in Q3, 2006, down 12% compared to Q2, 2006. This minor reduction in mine output was the result of heavy rains in September that caused an incursion of water into the adjacent Santa Cruz mine. Some mining crews were seconded from the Porvenir mine to Santa Cruz to stop the water inflow and repair some damage in the Santa Cruz shaft.

Because the Porvenir mine output continued to outperform the plant throughput in Q3, 2006, an additional 8,869 tonnes ore were added to the ore stockpiles at the plant. These stockpiles totaled 49,069 tonnes grading 322 gpt (containing an estimated 508,046 oz silver) at September 30, 2006, including 43,270 tonnes from the Porvenir mine, 1472 tonnes in custom stockpiles from other small mines and 4569 tonnes in low-grade stockpiles.

In order to expand production and reduce costs at the Guanacevi Mines Project, Endeavour has ordered US$3.5 million worth of new mining equipment, including four 2 yard scoop trams, four 3½ yard scoop trams, two jumbo drills, one compressor and one generator. Three scoop trams have already arrived onsite and the remaining equipment is scheduled for delivery over the next three months.

The Company has also hired its own mining crews who took on about 20% of the ore headings in Q3 in order to complement the work of our mining contractor, who conducted all of the development headings and 80% of the ore headings. Endeavour plans to assume all of the mining operations and retire the mining contract at year-end.

Financial Review

Gross revenues of US$2.8 million in Q3, 2006 were substantially lower than the US$4.7 million gross revenues reported in Q2, 2006. However, the difference can be attributed to three factors: 1) the accrual and settlement of some dore bar shipments to the smelter right at the end of Q2 which had the effect of increasing Q2 revenues at the expense of Q3 revenues, 2) a goodwill loss in Q3 related to the purchase of Metalurgica Guanacevi SA de CV and 3) slightly lower silver production.

There is no comparable nine-month period for 2005 because the financial statements of the Mexican subsidiaries were not consolidated in 2005 and Endeavour changed its financial year-end last year. Realized metal prices during the Third Quarter were US$11.79 per oz for silver and US$621 per oz for gold, very close to the average spot prices of US$11.70 for silver and US$621 for gold.

Operating cash flow (net of cash costs) amounted to US$0.9 million and mine operating earnings (after depreciation, depletion and amortization) totaled US$0.6 million. Sharply lower foreign exchange, stock option, income tax and non-controlling interest expenses resulted in a major reduction in net losses to US$0.15 million in Q3 compared to US$1.8 million in Q2.

Cash operating costs (after royalties and gold credits) rose 7% to US$4.96 per oz silver compared to US$4.65 per oz silver in Q2, 2006, mainly due to the accumulation of ore in stockpiles and the processing of lower grade ores. The Company anticipates that cash costs will drop as the mine output continues to rise and the ore stockpiles get processed the coming months.

Restatement of Second Quarter Financial Statements

The interim unaudited financial statements of the Company for the second quarter ended June 30, 2006 have been amended and restated to include the recognition of income taxes attributable to earnings realized from the Company’s mining operations and a future income tax recovery. Final valuation estimates for purchase price allocations to assets and liabilities, valuation estimates for mineral properties, the process plant, future income tax assets/liabilities and their tax effects are not yet complete due to the inherent complexity associated with the valuations.

An income tax expense of US$1.1 million was recognized for the six-month period ended June 30, 2006, which was off-set by an income tax recovery of US$0.3 million and minority interest was reduced to US$0.8 million. Overall this increased net losses to US$3.2 million for the six-month period (or a loss per share of US$0.09). On the balance sheet, the Company recognized an income tax payable of US$1.1 million, and restated and reduced the future income tax liability to US$1.8 million. In addition, certain reclassifications were made to conform to current presentation.

For Q2, the net effect of these non-cash amendments to the Statement of Operations and Deficit are a 16% increase in the cost of operations to US$1.8 million, thereby reducing the earnings from mining operations 14% to US$2.0 million and increasing the loss for the three month period 47% to US$1.8 million or CA$0.05 per share. The Q2 Balance Sheet shows a 53% increase in receivables and prepaids leading to a 3% rise in total assets to US$54.4 million, and new US$1.1 million income tax payable with related adjustments to the long term future income tax and non-controlling interest liabilities that result in a 38% increase in total liabilities to US$6.1 million.

2006 Guidance

The steadily mounting ore stockpiles and increasing Porvenir mine output should result in the ore production for 2006 exceeding the 2 million oz silver production target. However, as previously announced, the delays in installing the new ball mill at the plant will cause a significant shortfall in silver production and cash flows and an attendant increase in cash costs compared to the company’s 2006 forecasts. Once the new ball mill is fully commissioned later this month, revised 2006 targets will be released. However, the Company anticipates silver production will increase sharply over the next six months as the accumulated ore stockpiles and rising mine output are processed through the plant.

Endeavour has been drilling underground at Santa Cruz this year with the goal of estimating a new reserve/resource by year-end and developing the Santa Cruz mine in 2007 into the second operating mine of the Guanacevi Mines Project. As a result of the delay in drilling due to the water inflows and related shaft repairs in Q3 and Q4, Endeavour has now re-scheduled the resource estimate for Santa Cruz to the end of Q1, 2007. However, the production start-up of the Santa Cruz mine remains scheduled for Q4, 2007 and the Porvenir mine resource estimate for Q1, 2007.

The ongoing Porvenir surface drilling program continues to deliver excellent drill intercepts, expanding the area of high grade silver mineralization at depth and towards the northwest. As a result, management has a reasonable expectation of meeting or beating the 25 million oz upside resource target for 2006.

SEC Registration and AMEX Listing Application

Endeavour today filed a 40F application for registration with the SEC and a simultaneous application for a listing on the American Stock Exchange (AMEX). There is no certainty Endeavour will receive an AMEX listing but the Company appears to meet all of the requirements for listing.

A conference call to discuss the Q3 results will be held at 1:15 PM Pacific Time today. To participate in the conference call, please dial the following:

• 1-877-461-2814 Canada & USA (Toll-Free)

• 416-695-9753 Toronto area callers

• No pass code necessary

A replay of the conference call will be available until November 28, 2006 by dialing 1-888-509-0081 in Canada & USA (Toll-free) or 416-695-5275 in the Toronto area. The required pass code is 634620.

A simultaneous webcast plus a podcast of the conference call will be posted on the home page of the company's website, www.edrsilver.com.

Endeavour Silver Corp. is a silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion program now underway at the high grade Guanacevi Mines Project in the state of Durango should propel Endeavour into the ranks of the top five primary silver producers.

ENDEAVOUR SILVER CORP.

Per:

/s/ "Bradford J. Cooke"

Bradford J. Cooke

Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.

ENDEAVOUR SILVER CORP.

CONSOLIDATED BALANCE SHEETS

(Unaudited – Prepared by Management)

(expressed in thousands of Canadian dollars)

Notes	September 30, 2006	December 31, 2005
ASSETS			
CURRENT			
Cash and cash equivalents		$ **41,378**	$ 18,561
Receivables and prepaids		**3,484**	1,739
Marketable securities	4	**2,538**	-
Inventories	5	**2,549**	-
		49,949	20,300
NON-CURRENT			
Due from related parties		-	5,688
Plant and equipment	6	**8,419**	287
Mineral properties	7	**12,305**	4,125
		20,724	10,100
		$ **70,673**	$ 30,400
LIABILITIES			
CURRENT			
Accounts payable and accrued liabilities		$ **1,307**	$ 1,343
Income tax payable		**1,570**	-
LONG-TERM			
Asset retirement obligations	3 and 8	**367**	-
Future income tax liability	3	**2,950**	-
Non-controlling interests		**1,378**	-
		7,572	1,343
SHAREHOLDERS' EQUITY			
Share capital	9(a)	**69,175**	39,706
Special warrants	9(a)	**5,004**	-
Contributed surplus	9(c)	**5,924**	2,558
Deficit		**(17,002)**	(13,207)
		63,101	29,057
		$ **70,673**	$ 30,400

Nature of operations	1
Commitments and contingencies	7
Subsequent events	9(a)

ENDEAVOUR SILVER CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited – Prepared by Management)

(expressed in thousands of Canadian dollars, except per share amounts)

Refer to the accompanying notes to the unaudited consolidated financial statements.

ENDEAVOUR SILVER CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited – Prepared by Management)

(expressed in thousands of Canadian dollars)

Refer to the accompanying notes to the unaudited consolidated financial statements.

EXHIBIT NO. 6

NEWS RELEASE

Endeavour Drilling Continues To Extend High Grade Silver
Mineralization At Porvenir Mine, Guanacevi Mines Project, Mexico;

Spanish Webpage Launch.

November 27, 2006 - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX, EDRGF: PinkSheets, and EJD: Frankfurt) announces that recent drilling has extended the high grade silver mineralized zone for more than 1000 m along strike at the Porvenir mine, part of the Guanacevi Mines Project in Durango, Mexico.

Significant drill intercepts are shown in the attached table and the Porvenir mine longitudinal section can be found on Endeavour’s website.

http://www.edrsilver.com/i/maps/Porvenir_Colored.jpg

Drilling highlights along the strike of the Santa Cruz vein to the southeast of the mine include hole NP5-2, which assayed 415 gpt silver and 0.23 gpt gold over a 9.35 m length (12.4 oz per ton Ag equivalent over 30.7 ft) and included a higher grade interval of 1024 gpt silver and 0.03 gpt gold over 0.75 m (29.9 oz per ton Ag equivalent over 2.5 ft).

Southeast of section NP2, the mineralization appears to weaken into smaller ore zones and bottom out below 150 m in depth. However, the Santa Cruz silver mine and resource lies only a few hundred meters further along strike to the southeast and the mineralized zone remains open towards the northwest and at depth.

Underground drilling was halted there in Q3, 2006 to allow time for the Santa Cruz shaft to be rehabilitated and an additional drill crosscut and station to be developed. Drilling is scheduled to resume on level 13 of the Santa Cruz mine in Q1, 2007 with the goal to continue extending the Santa Cruz mineralized zone along strike and down dip.

Drilling highlights along the strike of the Santa Cruz vein to the northwest of the mine include hole NP21-6, which returned multiple high grade zones such as 1174 gpt silver and 3.28 gpt gold over 2.3 m (39.0 oz per ton Ag equivalent over 7.5 ft) and 488 gpt silver and 0.61 gpt gold over 8.15 m (15.1 oz per ton Ag equivalent over 26.7 ft).

Northwest of section NP18, the mineralization appears to strengthen, thicken and splay into multiple parallel high grade silver zones that top out above 150 m in depth. Some of these zones should be amenable to lower cost, bulk underground mining methods. The Porvenir Dos silver discovery announced in Q1, 2006 lies only a few hundred meters further along strike to the northwest and it also remains open towards the northwest and at depth.

Based on over 100 diamond drill holes completed by Endeavour over the past two years, the high grade silver mineralized zone at the Porvenir mine now extends continuously for a distance of over 1000 m from section NP-2 to section NP-22. Mineralization has recently been extended along strike and down dip by drilling to section NP-25, where the drill is now working.

Two diamond drills continue to turn at the Guanacevi Mines project, one extending the mineralization to the northwest of the Porvenir mine and the other testing silver targets to the southeast of the Santa Cruz mine. Two other drills have been mobilized to start work at Endeavour’s Parral project in Chihuahua, Mexico, approximately 110 km north of Guanacevi.

Bradford Cooke, Chairman and CEO stated, “We continue to be pleasantly surprised by the excellent drill results and the growing length and depth of the Porvenir ore-body. Our exploration team has done a great job tracing this high grade mineralized zone along strike and down dip, still open for expansion. As a result, management has a reasonable expectation of meeting or beating the 20 to 30 million oz silver resource target for 2006.

Godfrey Walton, M.Sc., P.Geo., is the Qualified Person supervising the surface and underground drilling and sampling programs at the Guanacevi Mines Project. A Quality Control sampling program of blanks and duplicates has been instituted to monitor the integrity of all assay results. All core samples are split at the Guanacevi minesite, assayed at the Guanacevi plant, and rejects, blanks and duplicates are delivered to the BSI Inspectorate sample prep lab in Durango for the preparation of sample pulps. Samples are dried, crushed, split and 30 gram pulp samples are then air freighted to Reno, Nevada for analysis at the BSI Inspectorate laboratory. Gold and silver at both Guanacevi and BSI are determined by fire assay with an atomic absorption (AA) finish.

Endeavour also announces the launch of its new Spanish language webpage which can be found at the following url: http://www.edrsilver.com/sp/Home.asp.

Endeavour Silver Corp. (EDR: TSX, EDRGF: PNK, and FRANKFURT: EJD) is a silver mining company focused on the aggressive growth of its silver production, reserves and resources in Mexico. The expansion program now underway at the high grade Guanacevi Mines Project in the state of Durango should propel Endeavour into the ranks of the top primary silver producers.

ENDEAVOUR SILVER CORP.

Per:

/s/	“Bradford J. Cooke”

Bradford J. Cooke

Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.

Porvenir Mine Drill Results

Hole	From	Length	Silver	Gold	Length	Ag Eq.
(no)	(m)	(m)	(gpt)	(gpt)	(ft)	(opt)

NP1S-1	183.6	1.1	502	0.14	3.6	14.8
and	194.6	1.65	248	0.45	5.4	7.9

NP2S-2	230.2	0.5	610	0.58	1.6	18.6

NP2-1	175.90	1.6	223	0.41	5.2	7.1

NP3-1	179.25	2.85	437	0.67	9.4	13.7

NP4-1	59.8	1.95	174	0.40	6.4	5.7

NP4-2	185.5	3.75	572	1.00	12.3	18.1

NP5-1	65.2	1.7	211	1.17	5.6	7.9

NP5-2	225.1	9.35	415	0.23	30.7	12.4
incl.	225.1	0.75	1024	0.03	2.5	29.9

NP5-3	259.05	2.6	507	0.57	8.5	15.6
incl.	259.05	0.95	1029	1.09	3.1	31.6

NP 18-4	426.05	1.75	373	0.36	5.7	11.4

NP20-6	438.8	2.0	287	0.51	6.6	9.1

NP20-7	402.9	8.3	397	0.14	27.2	11.8

NP21-6	365.05	5.2	735	1.54	17.1	23.7
incl.	366.70	2.3	1174	3.28	7.5	39.0
and	373.70	8.15	488	0.61	26.7	15.1
and	384.80	1.35	261	0.36	4.4	8.1

NP22-4	263.80	1.90	401	0.53	6.2	12.5
and	268.70	5.35	888	1.54	17.6	28.1
incl.	270.10	2.40	1280	1.13	7.8	39.0
and	302.40	1.45	405	0.11	4.8	12.0
True widths range from 65% to 95% of core lengths. Silver equivalents are based on a 50 silver: 1 gold ratio using US4625 gold and US412.50 silver prices.

EXHIBIT NO. 7

FORM 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

The full name of the Company and the address of its principal office in Canada is:

Endeavour Silver Corp.
800-850 West Hastings Street
Vancouver, B.C. V6C 1E1

Item 2 **Date of Material Change**

The date of the material change is November 14, 2006.

Item 3 **News Release**

The date of issuance of the news release was November 14, 2006.

The news release was disseminated via SEDAR to the securities commissions and to the TSX Toronto Stock Exchange and via fax and e-mail to Vancouver Stockwatch and CNN Matthews news disseminators.

Item 4 **Summary of Material Change**

On November 14, 2006 the Company released its unaudited interim financial and operating results for the Third Quarter and nine months ended September 30, 2006. The Company also restated its unaudited interim financial statements for the Second Quarter ended June 30, 2006.

In addition, the Company also announced that on November 14, 2006 it filed a 40F application for registration with the SEC and a simultaneous application for a listing on the American Stock Exchange (AMEX). Although there is no certainty that Endeavour will receive an AMEX listing, the Company appears to meet all of the requirements for listing.

Item 5 **Full Description of Material Change**

p:\clients\1-sedar\endeavur\newsrel\2006\matchrepbc-nov14nr.doc

2

The financial statements and management discussion and analyses for both quarters have been filed on www.sedar.com and are reported in $CA. ($US amounts reported herein were converted using the 1.1215 average Q3 exchange rate). The News Release issued on November 14, 2006 sets out the highlights from the Company's Third Quarter 2006. The November 14th News Release also advised of the Company's amendment and restatement of its interim unaudited financial statements for the second quarter ended June 30, 2006 in order to include the recognition of income taxes attributable to earnings realized from the Company's mining operations and a future income tax recovery. Final valuation estimates for purchase price allocations to assets and liabilities, valuation estimates for mineral properties, the process plant, future income tax assets/liabilities and their tax effects are not yet complete due to the inherent complexity associated with the valuations.

In addition, as disclosed in the November 14th News Release, the Company disclosed that it has filed a 40F application for registration with the SEC and a simultaneous application for a listing on AMEX. Although the Company appears to meet all of the requirements for listing, there is no certainty it will receive an AMEX listing.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

p:\clients\1-sedar\endeavur\newsrel\2006\matchrepbc-nov14nr.doc

3

No information has been omitted in this report.

Item 8 Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or the name of an officer through whom such executive officer may be contacted is as follows:

Name:	Philip Yee, CFO
Bus. Tel:	(604) 685-9775

Item 9 Date of Report

Dated at Vancouver, British Columbia, this 30th day of November, 2006.

"Stewart L. Lockwood"
Stewart L. Lockwood, Secretary

p:\clients\1-sedar\endeavur\newsrel\2006\matchrepbc-nov14nr.doc

EXHIBIT NO. 8

NEWS RELEASE

Guanacevi Mines Project Appointments, Update and

Revised Production Guidance for 2006

December 7, 2006 - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX, EDRGF: PinkSheets, and EJD: Frankfurt) provides the following update of the Guanacevi Mines Project mine and plant appointments, operations and revised production guidance for 2006.

Endeavour is pleased to announce the appointments of Alejandro Garcia Badilla as the new Mine Manager and Humberto Alanis Hernandez as the new Mine Superintendent for the Porvenir Mine. Alejandro replaces the previous mine manager, Neil Marshall, who has resigned to pursue other opportunities.

The Porvenir Mine to date has been using a local mining contractor for mine development and production. Management made the decision in Q2, 2006 to replace the mining contractor at year-end with company-employed miners and US$3.5 million worth of new mining equipment, in order to facilitate increases in future production and reductions in future cash costs per oz.

Company miners are already producing about 20% of the daily mine production and 30% of the new equipment is now working onsite. Most of the new equipment is scheduled to arrive at the mine-site by year-end and the balance of the new miners will start work beginning in January.

Endeavour also announces the appointment of Eduardo Solis as the new Process Manager for the Guanacevi plant. He will work with Plant Manager Ramiro Castillo to continue upgrading the Guanacevi Plant equipment, operations and silver recoveries.

The new 600 tpd ball mill has finally been installed but will require the month of December for commissioning into full service. Certain mill issues remain to be resolved during the commissioning process. As a result, the engineering company retained to manage the new mill project has been released and the Guanacevi Mines Project team, led by Vice President, Mexico Operations, David Drips, will bring the new mill on-line by year-end.

As a result of the four-month delay in commissioning the new mill, Endeavour has revised its production guidance for 2006. The Company now forecasts silver production of 1.3 to 1.35 million oz silver (up 40% over 2005) and silver stockpiles totalling 0.6 million oz to year-end. Cash operating costs are expected to average between US$4.75 and US$5.25 per oz silver produced in 2006 (down slightly from 2005).

Management plans to release its 2007 production forecast and updated NI 43-101 reserve-resource estimate for the Guanacevi Mines Project in February 2007.

Endeavour Silver Corp. (EDR: TSX, EDRGF: PinkSheets, and EJD: Frankfurt) is a silver mining company focused on the aggressive growth of its silver production, reserves and resources in Mexico. The expansion program now underway at the high grade Guanacevi Mines Project in the state of Durango should propel Endeavour into the ranks of the top primary silver producers.

ENDEAVOUR SILVER CORP.

Per:

/s/ "Bradford J. Cooke"

Bradford J. Cooke

Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.